EXHIBIT 1

For Immediate Release:

Contact: Michelle A. Mahue
                    Director of Investor Relations
                    Developers Diversified Realty Corp.
                    Main: (216) 755-5500
                    Fax: (216) 755-1455
                    E-mail: mmahue@ddrc.com

Developers Diversified Realty Completes Merger
with American Industrial Properties

Cleveland, OH; May 15, 2001 — Developers Diversified Realty (“DDR”) (NYSE: DDR) reported it has completed its previously announced merger with American Industrial Properties (“AIP”) (NYSE: IND) following AIP shareholders’ approval of the plan of merger on May 14, 2001. AIP shareholders also approved the sale of 31 industrial assets to an affiliate of Lend Lease Real Estate Investments, Inc. for $292.2 millon, which closed on May 14, 2001, prior to the merger.

Under the merger agreement, all common shareholders, other than DDR, will receive a final cash payment equal to $12.89 per share which will be primarily funded from proceeds received from the asset sale to Lend Lease. In addition, in January 2001, all AIP shareholders, including DDR, received a special dividend of $1.27 per share associated with the sale of the Manhattan Towers office building in November 2000 for $55.4 million.

The merger of a subsidiary of DDR (DDR Transitory Sub, Inc.) into AIP provides DDR with complete ownership of all AIP’s 39 remaining properties after the sale to Lend Lease. This portfolio comprises 31 industrial properties, six office properties, two retail properties, and 23.7 acres of raw land. DDR intends to implement an orderly disposition of the industrial and office assets.

Developers Diversified Realty currently owns and manages over 240 shopping centers totaling approximately 53 million square feet of real estate in 41 states. DDR is a self-administered and self-managed real estate investment trust (REIT) operating as a fully integrated real estate company which develops, leases and manages shopping centers. You can learn more about DDR on the internet at www.ddrc.com.

Developers Diversified Realty Corporation considers portions of this information to be forward-looking statements within the meaning of Section 27A of the Securities Exchange Act of 1933 and Section 21E of the Securities Exchange Act of 1934, both as amended, with respect to the Company’s expectation for future periods. Although the Company believes that the expectations reflected in such forward-looking statements are based upon reasonable assumptions, it can give no assurance that its expectations will be achieved. For this purpose, any statements contained herein that are not historical fact may be deemed to be forward-looking statements. There are a number of important factors that could cause the results of the Company to differ materially from those indicated by such forward-looking statements, including among other factors, local conditions such as oversupply of space or a reduction in demand for real estate in the area, competition from other available space, dependence on rental income from real property or the loss of a major tenant and other matters described in the Management’s Discussion and Analysis section of the Company’s Form 10-K for the year ended December 31, 2000.